United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CVRD proposes additional dividend for 2004

Rio de Janeiro, September 30, 2004 — Companhia Vale do Rio Doce (CVRD) informs that its Executive Committee will submit on October 13, 2004 a proposal to the Company’s Board of Directors to distribute in 2004 additional dividends to shareholders in the amount of US$ 250 million, equivalent to US$ 0.21 per common or preferred share. On the same date, the second installment of the minimum dividend for 2004 will be paid, in the amount of US$ 275 million, equivalent to US$ 0.24 per common or preferred share.

The value of US$ 0.45 per share will be fixed in Brazilian reais (BRL) based upon the BRL/USD exchange rate for the sale of USD (Ptax — option 5 code) as informed by the Central Bank of Brazil on October 11, 2004.

The proposed additional payment is due to the Company’s cash flow performance during 2004 and is consistent with the maintenance of prudent levels of financial leverage and the optimization of its financial management.

The disbursement to shareholders of US$ 800 million represents an increase of 18.5% when compared to the US$ 675 million paid in 2003, and of 32.9% vis-à-vis 2002. At the same time, this disbursement represents the strategic commitment to distribute to shareholders the excess cash relative to what is required to finance the growth of the operations of the Company. This disbursement contributes to increase the total shareholder return, which reached an average of 40.2% per annum between 1999 and 2003.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 1, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer